Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus, which is a part of this registration statement.

Our report dated February 16, 2011, on the effectiveness of internal control over financial reporting as of December 31, 2010 contains an explanatory paragraph that states that management has excluded from its assessment of internal control over financial reporting a company that Thomas & Betts Corporation acquired in 2010.  This company represented approximately 4.9% of the Corporation’s total assets as of December 31, 2010 and approximately 0.4% of its 2010 net sales.

KPMG LLP
Memphis, Tennessee
November 4, 2011